PRESS RELEASE	EXHIBIT

June 30, 2003

Mirant Announces Bondholder Support for June 30 Amended Exchange Offers

ATLANTA — Mirant (NYSE: MIR) announced today that it has been advised by representatives of an ad hoc committee of the company’s bondholders that the holders of approximately 66.67 percent of those bonds have indicated their support for the company’s exchange offers and related pre-packaged plan of reorganization, as amended on June 30, and that they intend to tender and vote accordingly. The ad hoc committee represents holders of the company’s 2.5 percent convertible senior debentures due 2021 and its 7.4 percent senior notes due 2004.

“With 10 business days to go in our offer, this amount of support from our bondholders is a crucial component of our effort to achieve a successful out-of-court restructuring,” said Marce Fuller, president and chief executive officer, Mirant. “We are increasingly optimistic that we will reach the 85 percent minimum acceptance required from our bondholders.”

In the June 30 amended exchange offers, Mirant is offering to exchange for each $1,000 principal amount of bonds: $1,000 principal amount of new senior secured notes due in 2008, warrants to acquire 22.47 shares of the company’s common stock, and $5 in cash. Assuming 100 percent acceptance of the exchange offers, the warrants would represent, in aggregate, 4 percent, of the company’s stock on a fully diluted basis. These warrants will be priced six months after the closing of the exchange offers at 120 percent of the 30-day average closing price of Mirant’s common stock on the New York Stock Exchange.

Mirant also announced that Mirant Americas Generation LLC (“MAG”), a Mirant subsidiary, is offering $1,000 of principal amount of new secured debt with an interest rate of 8.25 percent in exchange for each $1,000 principal amount of the $500 million face amount of its outstanding 7.625 percent senior notes due 2006. In lieu of warrants to acquire Mirant common stock, the company will make an additional $10 cash payment per $1,000 principal amount. Securities laws prevent MAG from offering Mirant warrants.

Mirant also disclosed the terms it is offering its bank lenders to restructure approximately $3.1 billion of bank debt. The revised proposal includes up to $1.1 billion of first lien capacity ahead of the lien proposed to be shared by banks and bondholders on substantially all of the company’s unencumbered assets. In addition to securing $300 million of bank debt owed by Mirant’s subsidiary MAG, that first lien capacity will be available to support letters of credit as well as new financing, which will improve the company’s liquidity.

Although Mirant has received informal indications that the revised terms may be acceptable to certain individual banks, the company cautioned that neither the bank agents, nor any committee representing the banks, have agreed to any terms.

“We plan to continue discussions with our banks over the next two weeks, and we remain hopeful we will be able to reach a consensual out-of-court restructuring,” said Fuller.

The exchange offers will expire at midnight EDT on July 14. The terms of these offers are fully described in the exchange offers and disclosure statement documents provided by the company to its targeted bondholders.

The documents describing the amended exchange offers and solicitation of acceptances of the pre-packaged plan of reorganization have been filed with the Securities and Exchange Commission. The documents are also available on the company’s Web site, at www.mirant.com.

As previously announced, Mirant is seeking concurrent approval of both its exchange offers and a pre-packaged plan of reorganization. The pre-packaged plan is a contingency in case the company is not able to get the required support for an out-of- court restructuring. The Mirant exchange offers currently require holders of 85 percent of the face amount of the Mirant debt sought for exchange to agree to a new plan. Refinancing of the credit facilities requires the agreement of all of the company’s banks. A pre-packaged Chapter 11 reorganization only requires the approval of two-thirds in amount, and more than one-half in number, of each class of solicited creditors who actually vote on the plan. Upon confirmation of a plan of reorganization, all affected creditors are bound by its terms, whether they voted or not and regardless of whether they voted in favor or not.

Mirant is a competitive energy company that produces and sells electricity in North America, the Caribbean, and the Philippines. Mirant owns or controls more than 21,000 megawatts of electric generating capacity globally. We operate an integrated asset management and energy marketing organization from our headquarters in Atlanta. Visit us at www.mirant.com

Special Note Regarding Forward-Looking Statements

The information presented in this release includes forward-looking statements in addition to historical information. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results.

Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statements as a result of various factors. For instance, there can be no assurance as to Mirant and MAG’s ability to complete negotiations concerning the new senior secured revolving credit facilities or as to the terms or values that would be provided to the various parties upon consummation of either an in-court or out-of-court restructuring. Additionally, while Mirant and MAG’s respective boards of directors and management teams have retained various advisors and have carefully considered various restructuring alternatives, there can be no assurance as to the ultimate value preserved in Mirant, MAG or any of their subsidiaries for the various stakeholders whether through an out-of-court or in-court restructuring. Mirant’s intention to use a “pre-packaged” bankruptcy filing is subject to various risks including its ability to obtain any required acceptances from its creditor classes of a plan of reorganization and a potential bankruptcy court’s determination that all impaired classes are treated fairly and equitably. If Mirant were to pursue an in-court restructuring but were unable to qualify for the pre-packaged reorganization, the company would be subject to a traditional Chapter 11 reorganization, and the ultimate results of such reorganization would be much less predictable.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or events. We expressly disclaim a duty to update any of the forward-looking statement.

LLOYD AVRAM
Director, Corporate Public Relations
Mirant Corporation
1155 Perimeter Ctr. W., Atlanta, GA
T 678 579 7531
M 404 368 3890
lloyd.avram@mirant.com

www.mirant.com

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